SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2002

Pacific Internet Limited
89 Science Park Drive, #02/05-06
The Rutherford, Singapore Science Park
Singapore 118261

(Indicate by check mark whether the registrant files or will file annual report under cover of Form 20-F or Form 40-F)

Form 20-F __X__ Form 40-F ________

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(B) under the Securities Exchange Act 1934.)

Yes ________ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(B): 82 ________)

On July 4, 2002, Pacific Internet Limited issued the attached press release.

symantec.

Pacific Internet

FOR IMMEDIATE RELEASE

Pacific Internet and Symantec to offer Antivirus Protection to Corporate Customers

Symantec's CarrierScan Server Offers Virus-Scanning Capabilities for Pacific Internet's Customers

Singapore, July 4, 2002 - With a view to protecting corporate customers from viruses and Internet downtime, Symantec Corporation, the world leader in Internet security, today announced a strategic partnership with Pacific Internet (NASDAQ: PCNTF), Asia's leading Internet service provider (ISP). This partnership will support Pacific Internet's Anti-Virus Mail Guard service in Singapore, to protect corporate emails from malicious virus attacks by using Symantec's CarrierScan Server.

Fully integrated to its existing corporate email services, Pacific Internet's corporate customers will now be able to subscribe to services to protect their emails from virus infections, and from unknowingly spreading viruses and Denial Of Service (DoS) attacks. The scope of the partnership covers support (7x24x365), product updates, and virus definitions.

"As the enterprise world has rapidly become Internet enabled, the number of ways various security threats can attack networks, disable operations, and compromise business integrity, has also dramatically increased. The nature and complexity of threats are constantly changing, and a 'one threat, one cure' approach is clearly no longer enough. Businesses today demand a holistic view of security combined with high-quality security technologies such as antivirus defense products to protect them against threats, attacks and vulnerabilities," said Ross Wilson, Senior Regional Director, SEA, Symantec. "Our alliance with Pacific Internet will enable its subscribers to enjoy the full potential of the World Wide Web, confident in the knowledge that they are safe from viruses, intrusions, offensive content and other Internet threats."

According to Computer Economics the calculated global cost of the CodeRed worm alone was $2.6 billion. This included $1.1 billion for clean-up of over one million infected servers, inspection of over eight million other servers; and the necessary actions to install, test, and certify these systems fit for service. Another $1.5 billion can be attributed to "negative impact on productivity of system users, support staff, helpdesk staff, and other staff responsible for assisting internal end users, IT staff, and customers worldwide".

"We fully understand the impact and threats that the lack of Internet security can have on businesses," said Mr Ong Teck Guan, Managing Director of Pacific Internet Singapore. "Symantec's CarrierScan Server antivirus technology is specifically designed for ISPs and has the ability to handle the large number of e-mails that are sent and received by Pacific Internet customers each day. Our partnership with Symantec is reflective of our on-going commitment to provide our customers with a safe and virus free environment for conducting business."

Symantec's CarrierScan Server, is the industry's first virus scanning solution designed specifically for Internet Service Providers, featuring all the key, award-winning virus scanning technologies available in Symantec's complete line of antivirus products. With products such as CarrierScan Server, ISPs can seamlessly integrate platform-independent, scalable, robust, and manageable antivirus scan and repair capabilities into their environment. By deploying CarrierScan Server to detect and repair viruses, worms, trojan horses, mobile code, and script-based threats across all major file types and various compress file formats, service providers can transform their Internet security challenges into an opportunity for differentiation and increased revenue.

- Ends -

Contact for Media queries:

Teresa Wong
Symantec Corporation
Tel: 65 6239 2006
Fax: 65 6239 2001
twong@symantec.com

Elena Tan
Pacific Internet Ltd
Tel: 6771-0813
Hp: 9764-2523
elena.tan@pacific.net.sg

Fatima Adam/Sumrita Chander
Porter Novelli Convergence Group
Tel: 65 6339 7311
Fax: 65 6339 9337
fatima.adam@porternovelli.com
sumrita.chander@porternovelli.com

About Pacific Internet Ltd

Pacific Internet Limited (NASDAQ: PCNTF) is Asia's largest Internet service provider (ISP) by geographic reach with operations in Singapore, Hong Kong, the Philippines, Australia, India and Thailand. In February 1999, we became the first Asian Internet company to successfully list on the NASDAQ stock exchange. Pacific Internet delivers a range of end-to-end Internet access and value added services that enhance the lifestyles and workstyles of our customers. We have won a series of accolades and awards over the years, which firmly positions Pacific Internet as an industry leader in Asia. The company has been voted "Best Asian ISP consecutively in 1999, 2000, 2001 and 2002 by readers of Telecom Asia, the leading telecommunications publication from Hong Kong, and won the "Best ISP in Singapore" in 1997, 1998 and 1999 from ComputerWorld. Pacific Internet is committed to delivering services that our customers value and helping them to harness the power of the Internet for their communication needs. For more information, please go to www.pacific.net.sg

About Symantec

Symantec, the world leader in Internet security technology, provides a broad range of content and network security software and appliance solutions to individuals, enterprises and service providers. The company is a leading provider of client, gateway and server security solutions for virus protection, firewall and virtual private network, vulnerability management, intrusion detection, Internet content and e-mail filtering, remote management technologies and security services to enterprises and service providers around the world. Symantec's Norton brand of consumer security products is a leader in worldwide retail sales and industry awards. Headquartered in Cupertino, Calif., Symantec has worldwide operations in 38 countries. For more information, please visit www.symantec.com.

Cautionary Statement

Statements made in this press release with respect to Pacific Internet's current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Pacific Internet. Forward-looking statements include but are not limited to those using words such as "may", "might", "seeks", "expects", "anticipates", "estimates", "believes", "projects", "plans", strategy", "forecast" and similar expressions. These statements reflect management's expectations and assumptions in light of currently available information. They are subject to a number of risks and uncertainties, including but not limited to

(i) changes in the economic, regulatory and political environments in the countries where Pacific Internet operates;

(ii) changes and developments in technology and the Internet marketplace;

(iii) Pacific Internet's continued ability to develop and win acceptance of its products and services, which are offered in highly competitive markets;

(iv) the success of its joint ventures and alliances;

(v) exchange rates, particularly between the Singapore dollar and the U.S. dollar and other currencies in which Pacific Internet makes significant sales or in which its assets and liabilities are denominated; and

(vi) the outcome of contingencies. In light of the many risks and uncertainties surrounding the Internet marketplace, the actual results could differ materially from those discussed in the forward-looking statements. Pacific Internet assumes no obligation to update any such statements

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PACIFIC INTERNET LIMITED

By: ______________________
Name: Tan Tong Hai
Title: President and Chief Executive Officer

Date: July 8, 2002